

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

**US SEC EXEMPTION
FILE NO. 82-3572**

03 SEP 10 AM 7:21

August 26, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.



03029915

SUPPL

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed copies of each of the following documents:

1. SEC Form 17-C dated June 25, 2003 re Notice of Resetting of Annual Stockholders' Meeting of JG Summit Holdings, Inc. to August 6, 2003;

2. SEC Form 17-C dated August 6, 2003 re Notice of Cash Dividend Declaration;

3. SEC Form 17-C dated August 6, 2003 re Election of Members of the Board of Directors;

4. SEC Form 17-C dated August 6, 2003 re Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation;

5. SEC Form 17-C dated August 12, 2003 re Clarification of News Article entitled "JG to invest P1.6B for food unit, URC, top revenue driver"; and

6. SEC Form 17-Q for the Quarter Ended June 30, 2003 containing the unaudited consolidated financial statements as of and for the six (6) months ending June 30, 2003.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

/mhd/8/26/03

COVER SHEET

PSE Code HO-180

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

	1	7	-	C

FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

Notice of Resetting of Annual Stockholders' Meeting of JG Summit Holdings, Inc. to August 6, 2003

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes



PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 25, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Company") has reset the forthcoming Annual Stockholders' Meeting of the Company to August 6, 2003 at 4:00 p.m. at the Amorsolo Ballroom of the Manila Galleria Suites, One Asian Development Bank Ave., Ortigas Center, Pasig City, Metro Manila. Only stockholders of record as of July 7, 2003 will be entitled to notice of the meeting and to vote.

This amends the Annual Stockholders' Meeting date of July 30, 2003 and the record date of June 30, 2003 previously set and stated in the Preliminary Information Statement and the SEC Form 17-C filed with the Securities and Exchange Commission and the Philippine Stock Exchange on May 26, 2003 and June 5, 2003, respectively.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

June 25, 2003
(Date)

/kds

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Notice of Cash Dividend Declaration

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 6, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on August 6, 2003 declared a cash dividend of Three Centavos (P0.03) per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of September 5, 2003 and payable on September 30, 2003.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

August 6, 2003
(Date)

/kds/

03 SEP 10 AM 7:21

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Election of Members of the Board of Directors)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 6, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 4**

JG SUMMIT HOLDINGS, INC.

11. **Item 4 - Resignation, Removal or Election of Registrant's Directors or Officers**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Company") at the Annual Stockholders' Meeting held on August 6, 2003:

1. John Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert L. Go, Sr.
5. Lily Ngochua
6. Patrick Henry C. Go
7. Ignacio Gotao
8. Gabriel C. Singson
9. Ricardo J. Romulo
10. Cornelio T. Peralta
11. Jose T. Pardo

Messrs. Ricardo J. Romulo, Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Company.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



August 6, 2003
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/kds/

PSE Code HO-180

COVER SHEET

03 SEP 10 AM 7:21

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2		3	1

Month Day

Fiscal Year

17-C

FORM TYPE

Second Thursday of June

Month Day

(Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 6, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 4**



SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. held on August 6, 2003:

A. OFFICERS

	Name	Position
1.	James L. Go	Chairman and Chief Executive Officer
2.	Johnson Robert L. Go, Sr.	Vice Chairman
3.	Lance Y. Gokongwei	President and Chief Operating Officer
4.	Ignacio Gotao	Senior Vice President
5.	Eugenie ML. Villena	Senior Vice President and Chief Financial Officer – Treasurer
6.	Constante T. Santos	Senior Vice President – Comptroller
7.	Rosalinda F. Rivera	Corporate Secretary

B. MEMBERS OF THE ADVISORY BOARD

1. Octavio V. Espiritu
2. Oscar S. Reyes
3. Aloysius B. Colayco
4. Washington Sycip

C. MEMBERS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS

1. John Gokongwei, Jr.
2. James L. Go
3. Johnson Robert L. Go, Sr.
4. Lance Y. Gokongwei

D. MEMBERS OF THE GOVERNANCE COMMITTEES OF THE CORPORATION

A. Audit Committee

1. John Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert L. Go, Sr.
5. Cornelio T. Peralta (Independent Director)

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

B. Nomination Committee

1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert L. Go, Sr.**
5. **Jose T. Pardo (Independent Director)**

C. Remuneration and Compensation Committee

1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert L. Go, Sr.**
5. **Ricardo J. Romulo (Independent Director)**

Mr. Cornelio T. Peralta was elected Chairman of the Audit Committee.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

August 6, 2003
(Date)

/kds/

FILE

PSE Code HO-180

COVER SHEET

03 SEP 10 AM 7:21

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Clarification of News Article entitled "JG to invest P1.6B for food unit, URC, top revenue driver"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

9

Remarks : pls. use black ink for scanning purposes


Received by:

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 12, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

9

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see the following attached documents:

Annex "A" - **Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated August 11, 2003 in response to the fax letter of PSE in Annex "B" below.**

Annex "B" - **Fax letter of PSE to the Company dated August 11, 2003 requesting for clarification/confirmation of the news article in Annex "C" below.**

Annex "C" - **News article entitled "JG to invest P1.6B for food unit, URC, top revenue driver" which appeared in the August 11, 2003 issue of the Malaya newspaper.**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



August 12, 2003
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

Annex "A"



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

August 11, 2003

Rec'd on 8.11.03 and confirmed received by Vincent Dar.

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Trisha M. Zamesa
Head, Disclosure Department

Vincent Michael G. Dar
Analyst, Disclosure Department

Gentlemen:

We refer to your fax-letter dated today, August 11, 2003, requesting us to make a full, prompt, fair and accurate written disclosure on the news article entitled "JG to invest P1.6B for food unit, URC, top revenue driver" which appeared today in Malaya.

We believe that the some of the statements contained in the above-mentioned news articles were views expressed by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSH), immediately after the annual meeting of the shareholders of JGSH held last August 6, 2003, based on a presentation made at the meeting with respect to the plans and prospects of JGSH. The other statements in the news article were taken from the 2002 Annual Report of JGSH.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

FROM : PHIL STOCK EXCHANGE FAX NO. : 632 8919043 Aug. 11 2003 09:22AM P1

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Assistant Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	**"JG to invest ₱1.6B for food unit, URC, top revenue driver"**
Date	:	August 11, 2003

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG to invest ₱1.6B for food unit, URC, top revenue driver" published in the August 11, 2003 issue of the Malaya. The article reported that:

> *"JG Summit Holdings Inc. is budgeting ₱1.6 billion ($30 million) to expand domestic and foreign operations of its top revenue driver, Universal Robina Corporation.*
>
> *Some ₱549 million ($10 million) has been set aside for operations in Vietnam and ₱1.08 billion for local operations x x x"*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **on or before 11:00 a.m. today, August 11, 2003**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,



VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:



TRISHA M. ZAMESA
Head, Disclosure Department

Annex "C"

JG to invest P1.6B for food unit, URC, top revenue driver

JG Summit Holdings Inc. is budgeting P1.6 billion ($30 million) to expand domestic and foreign operations of its top revenue driver, Universal Robina Corp.

Some P540 million ($10 million) has been set aside for operations in Vietnam and P1.08 billion for local operations.

URC, for years has been main revenue driver of JG Summit, particularly its international operations in Southeast Asia and China. Its net income for fiscal year 2002 went up by 18.2 percent to P1.25 billion from the previous P1.06 billion.

It plans to build an additional chocolate plant in Indonesia and another food facility in Vietnam.

URC has penetrated candy and snack food markets in Thailand, Malaysia,

Please see Page 13

JG...

From Page 11

Singapore, China and Vietnam. It has also established a joint venture company Joyco URC, in partnership with the Joyco Group of Spain, the world's leading bubble gum and lollipop company.

Earlier the company reported that it will spend P9.7 billion to expand network of its mobile phone unit, Sun Cellular.

For Robinsons Land Corp., the company is allotting around P2 billion for five new mall projects alone.

With these investments, Gokongwei said that their $180 million allocation for Sun Cellular would weigh the heaviest for the company, as he expects further losses both for Digitel and JG Summit.

The company has already spent around $20 million for the initial phases of Sun Cellular,s network.

Malaya
Aug. 11, 2003

MR. ROJAS

2003 AUG 14 PM 4:52

SEC Number 184044
File Number ______

03 SEP 10 AM 7:21

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road,Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2003

(Calendar Year Ending)

SEC FORM 17 – Q

Form Type

Amendment Designation (if applicable)

For the Quarter Ended
June 30, 2003

Period Ended Date

(Secondary License Type and File Number)



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2003**
2. Commission identification number **184044**
3. BIR Tax Identification No **000-775-860**
4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**
5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines
6. Industry Classification Code: (SEC Use Only)
7. Address of registrant's principal office Postal Code

   CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**
8. Registrant's telephone number, including area code

   633-76-31
9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable
10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Six Months Ended June 30, 2003 vs. June 30, 2002

JG Summit Holdings, Inc. posted a net income of ₱1.72 billion for the first half of the year ended June 30, 2003, up by 31.7% from ₱1.31 billion net income in the same period last year. This includes nonrecurring items such as gain from recovery in value of investments amounting to ₱455.3 million in 2003 and loss from sale of equity shares in 2002 amounting to ₱202.2 million. On a recurring basis, however, first half profits dropped 16.1% from ₱1.51 billion in 2002 to ₱1.27 billion in 2003 mainly due to net losses posted by the telecommunication and airline businesses. The decline, however, was partially offset by the reported net profits of foods, real estate and financial service businesses and by the narrowed losses of petrochemicals.

Consolidated revenues amounted to ₱26.38 billion for the first half ended June 30, 2003, up by 12.8% from last year's ₱23.39 billion. The upsurge in revenues was attributable to the noteworthy performance of petrochemical business, which reported 62.1% revenue growth for the first half of 2003. Air transportation, real estate, foods and telecommunication business reported increases in revenues as well.

Gross profit dropped by 6.7% to ₱10.01 billion for the first half of the year ended June 30, 2003 from last year's ₱10.73 billion. Start-up costs from the mobile telecommunication business and increased operating costs of the airline business overturned the increases in gross margins of other businesses. Operating expenses grew by 8.2% from ₱6.05 billion last year to ₱6.54 billion this year again largely contributed by the telecommunication and airline businesses.

Interest and other financing charges dropped 12.0% to ₱2.36 billion from last year's ₱2.68 billion due to payment of long-term commercial papers in 2003 and maturity of long-term dollar bond issue in May 2002.

As a result, net operating income fell by 44.5% from ₱2.00 billion last year to ₱1.11 billion this year.

Other income (expenses) account increased by 472.7% from the same period last year due primarily to booking of gain from revaluation of certain bond investments amounting to ₱455.3 million in the first half of 2003. This account also includes, among others, provision for doubtful accounts, amortization of deferred charges and goodwill and foreign exchange loss.

For the six months ended June 30, 2003, EBITDA (earnings before interest, taxes and depreciation and amortization charges), including nonrecurring items, went up slightly by 3.3% at ₱7.49 billion from last year's ₱7.26 billion. Excluding nonrecurring items, EBITDA dropped 5.6% from last year's ₱7.46 billion to this year's ₱7.04 billion.

FOODS

Universal Robina Corporation (URC) posted consolidated net sales and services of ₱11.60 billion for the six months ended March 31, 2003, a 12.8% increase over the same period last year. The company's gross margin improved by 5.5% compared to the same period last year to ₱3.14 billion. Income from operations increased by 2.6% to ₱1.14 billion from ₱1.11 billion. Net income for the period amounted to ₱996.0 million better by 34.4% compared to same period of the previous year.

The branded consumer foods (BCF) business unit posted sales and services value growth of 15.4% to ₱8.97 billion compared to the same period last year. This was attributed to URC's regional snack food revenue growth of 44.0% and the continued strength of the Company's products in core categories such as snacks, candy, chocolate and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱1.45 billion. The increase in net sales value of the feeds business was compensated by the decrease in sales volume and prices of farm products resulting in flat revenue for the period.

URC's Commodity Foods business unit ended the six-month period with a net sales value of ₱1.18 billion, a growth of 12.1%. The increase was due to higher volumes of sugar sold and increases in selling prices for flour.

Costs of sales and services increased ₱1.16 billion, or 15.8%, to ₱8.46 billion for the six-month period ended March 31, 2003 from ₱7.30 billion for the same period last year. The increase was due to higher sales volume, costs of imported raw materials used in our snacks, candies, chocolates, biscuits and flour products, and animal feeds.

Other charges-net was ₱54.0 million for the six-month period ended March 31, 2003 compared to ₱158.8 million for the six months ended March 31, 2002. The decrease in other charges-net was due to the unrealized gain on foreign currency translation and lower interest charges due to repayment of advances from an associate and short-term loans.

Minority interests in net income (loss) of subsidiaries decreased by ₱57.8 million, or 169.0%, to (₱24.4) million for the six months ended March 31, 2003 from ₱35.4 million for the six months ended March 31, 2002 due to net loss incurred by the subsidiaries.

URC's revenues and operating income are expected to improve further for the remaining period of the fiscal year as the company continues to improve its regional operations and domestically firm up leadership in its categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY
RLC recorded gross revenues of ₱1.02 billion for the second quarter of fiscal year 2003, bringing up first half revenues to ₱1.94 billion, up by 16.6% from last year's ₱1.67 billion. Net income for the first half of fiscal year 2003 was ₱411.7 million, up by 53.8% from last year's ₱267.7 million.

The largest income contributor remains to be the Commercial Centers Division, contributing 59.3% of the Company's gross revenues. Rental revenues from commercial centers amounted to ₱1.15 billion as against last year's ₱937.2 million for the same period. The 23.1% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls, the Robinsons Place – Iloilo, Robinsons Starmills – Pampanga, Robinsons Place Novaliches and Robinsons Place Metro East. With the recent addition of two new malls during the first half, the Robinsons Place – Sta. Rosa and Big R Supercenter in Cagayan De Oro, the income contribution by the Commercial Centers Division is expected to further increase.

RLC's High Rise Buildings Division realized gross revenue of ₱257.2 million, up by 15.2% from ₱223.2 million of last year. It continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from ₱31.6 million to ₱58.7 million over the same period or an impressive increase of 85.8%, mainly due to increase in occupancy rate of Robinsons Summit Center. The Group has two new residential condominium projects - the One Adriatico Place in Ermita, Manila and the One Gateway Place along Pioneer St., Mandaluyong.

The Hotel Division, a major contributor to the company's recurring revenues, registered gross revenues of ₱360.8 million for the first half as against ₱362.2 million last year. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. The six-month average occupancy rate of Manila Galleria Suites stood at 66%, the Manila Midtown Hotel at 46%, the Cebu Midtown Hotel at 57%, and the Robinsons Apartelle in Mandaluyong at 33%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱113.8 million, as against last year's ₱113.0 million. The Division's projects consist of: the Antipolo development (Robinsons Homes East, San Jose Heights commercial arcade, San Lorenzo townhomes), Robinsons Vineyard in Dasmarinas, Cavite, Southquare Village in Gen. Trias, Cavite, Robinsons Highlands in Davao City, Grosvenor Place in Tanza, Cavite, Centennial Place in Quezon City, and soon to open Fontaine Heights in San Isidro, Batangas City.

Real Estate cost increased slightly by 4.9% from ₱592.8 million last year to ₱622.2 million due to higher depreciation and repairs maintenance this year; while hotel operations registered an 11.5% decrease compared with last year due to lower depreciation. General and administrative expenses was up by 30.7% due to substantially higher salaries, advertising and promotions, insurance, commissions and amortization of pre-operating expenses, among others.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues amounted to ₱3.12 billion for the six months ended June 30, 2003, up by 4.9% from last year's ₱2.98 billion. DIGITEL's wireless service "Sun Cellular", which was commercially launched on March 29, 2003, accounted for 14.9% of the consolidated operating revenues.

Fixed-line revenues dropped to ₱2.47 billion for the six months ended June 30, 2003 from ₱2.80 billion for the same period in 2002 despite the increase in inpayment revenues due to the implementation of a 25% increase in access charges. The decline resulted from the combined effects of: (a) lower monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges; (b) lower domestic billed revenues resulting from a 33.3% increase in access charges being charged by a major local carrier coupled with a decline in domestic toll traffic due to the growing popularity of the Short Messaging Service offered by CMTS providers; and (c) lower international revenues due to a change in IDD rate to US$.40 per minute to be at par with existing rates offered by cellular companies.

Data and internet services revenues also decreased to ₱182.4 million for the six months ended June 30, 2003 from ₱193.1 million for the same period in 2002.

Consolidated costs and expenses increased to ₱3.21 billion for the six months period ended June 30, 2003, or a 39.8% increase from ₱2.30 billion for the same period in 2002. The increase was primarily due to the expenses incurred relative to the launching of "Sun Cellular". This included cost of sales, advertising and commission expenses totaling to ₱697.6 million. Further, DIGITEL adopted SFAS 38/IAS 38 in 2002 wherein all start-up costs of its cellular business were expensed as incurred.

Fixed line costs and expenses, however, decreased by ₱60 million or 2.8% due to lower subscriber installation cost and lower provision for doubtful accounts. Costs and expenses of data and internet services also decreased by P69.3 million or 39.7% primarily due to termination of lease of IP ports from a foreign carrier during the last quarter of 2002 following the Company's acquisition of AsiaNetcom's submarine cable facilities

As a result of the foregoing, DIGITEL'S consolidated operating loss reached ₱91.0 million for the six months ended June 30, 2003 compared to ₱679.7 million operating income for the same period in 2002.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱613.3 million for the six months ended June 30, 2003. This posted a 4.9% increase from ₱584.6 million for the six months ended June 30, 2002. As a result, consolidated pre-tax accounting loss is ₱704.3 million for the six months ended June 30, 2003 compared to pre-tax accounting income of ₱95.1 million for the six months ended June 30, 2002.

DIGITEL registered a consolidated net loss of ₱478.6 million for the six months ended June 30, 2003, from a net income of ₱65.7 million for the six months ended June 30, 2002.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) reported a strong revenue growth of 62.1% to ₱3.40 billion for the first half end March 31, 2003 from ₱2.10 billion last year. The growth was attributable to higher sales volume and average selling price. Total sales for the first half ended March 31, 2003 reached 92,811 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 71,514 metric tons. Because of the improved revenues, JGSPC registered an operating income of ₱76.9 million for the first half of 2003 from an operating loss of ₱143.5 million last year. Net losses for the first half of 2003 were narrowed to ₱59.6 million from last year's ₱459.96 million. Lower interest charges contributed to the improvement as well.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of ₱2.88 billion for the six-month period ended June 30, 2003, a 21.5% increase over last year's ₱2.37 billion for the same period. Despite improvement in revenues, airline business swung to a loss of ₱25.0 million for the first half of the year ended June 30, 2003 compared to last year's net profit of ₱325.5 million. This was attributable to higher operating costs and expenses incurred during the period.

EQUITY EARNINGS

Equity earnings for the fist half of the year ended June 30, 2003 remained flat at ₱430.0 million, slightly up by 0.4% from last year's ₱428.5 million. Equity earnings are derived from the 25.12% stake in United Industrial Corporation, Ltd. and a 20% interest in First Private Power Corporation.

Financial Position

June 30, 2003 vs. December 31, 2002

As of June 30, 2003, JG Summit's balance sheet remains solid, with consolidated assets of ₱173.70 billion, an increase of 19.3% from ₱145.59 billion as of December 31, 2002. Current ratio greatly improved from 1.11:1 as of year-end 2002 to 1.62:1 as of first half of 2003 showing the Company's strong liquidity position.

Cash and cash equivalents grew by 216.8% from ₱8.06 billion as of December 31, 2002 to ₱25.53 billion as of June 30, 2003. Temporary investments went up by 55.7% from ₱11.43 billion as of year-end 2002 to ₱17.80 billion as of June 30, 2003. Increase was attributable to the proceeds received from issuance of $300 million bonds in June 2003 and the $125 million bond issue of URC in February 2003 which were temporarily placed in money market and additional investments in debt securities.

The Company's principal sources of cash have been net cash provided by operating and financing activities. During the first half of the year 2003, net cash provided by operating and financing activities amounted to ₱2.73 billion and ₱27.18 billion, respectively. The Company's principal uses of cash have been the additional capital expenditures of the Company's operating subsidiaries. As of June 30, 2003, net cash used in investing activities amounted to ₱12.44 billion.

Inventories grew 14.5% from ₱8.86 billion as of December 31, 2002 to ₱10.15 billion as of June 30, 2003 due to higher finished goods and raw materials of foods business.

Other current assets increased by 27.7% from ₱2.04 billion as of year-end 2002 to ₱2.61 billion as of June 30, 2003 due to recognition of input taxes on property additions.

Investments in real properties-net grew 4.2% from ₱15.19 billion as of year-end 2002 to ₱15.83 billion as of June 30, 2003 due to additional construction cost of several condominium and housing units.

Property, plant and equipment increased by 4.6% from ₱60.79 billion as of year end 2002 to ₱63.62 billion as of June 30, 2003. Digitel's continuing investments in telecommunication facilities, in particular, its mobile business, and URC's plant expansion and upgrade projects in Asean, China and Philippines contributed to the increase in the account.

Other assets dropped 16.8% from ₱7.91 billion as of December 31, 2002 to ₱6.58 billion as of June 30, 2003 due to the effect of adoption of IAS/SFAS 38.

Notes payable grew 12.8% to ₱11.27 billion as of June 30, 2003 from ₱10.00 as of December 31, 2002. A portion of the borrowings outstanding as of June 30, 2003 is hedged against the Company's temporary investments. Availment of trust receipt facility with local banks to cover importations contributed to such increase.

Long-term debt, including current portion, increased by 56.8% from ₱45.98 billion as of December 31, 2002 to ₱72.11 billion as of June 30, 2003 due to issuance of $125 million and $300 million Notes in February 2003 and June 2003, respectively. In addition, additional dollar denominated borrowings from a foreign bank to finance the expansion of telecommunication business and additional peso denominated borrowings contributed to the significant growth in long-term debt. These additional borrowings were partially offset by the payment of ₱1.50 billion long-term commercial paper in the first half of 2003. Total liabilities to equity ratio stood at 1.88 as of June 30, 2003.

Net debt stood at ₱40.05 billion as of June 30, 2003 and net debt to equity was 0.70:1 compared to 0.66:1 as of December 31, 2002.

Stockholders' equity grew to ₱56.99 billion as of June 30, 2003 from ₱55.68 billion at the end of 2002. Book value per share improved from ₱8.19 as of year-end 2002 to ₱8.38 as of June 30, 2003.

As of June 30, 2003, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



JAMES L. GO
Chairman and Chief Executive Officer
Date 8-12-03



LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 8-11-03



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 8-11-03

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P25,534,245**	P8,059,424
Temporary investments - net	**17,799,515**	11,432,647
Receivables - net	**14,347,949**	14,362,952
Inventories - net (Note 2)	**10,147,724**	8,864,083
Other current assets	**2,607,643**	2,042,219
Total Current Assets	**70,437,076**	44,761,325
Investments in Associates and Advances - net	**17,224,058**	16,943,271
Investments in Real Properties - net	**15,832,469**	15,187,689
Property, Plant and Equipment - net	**63,621,648**	60,793,222
Other Assets	**6,580,332**	7,909,303
	P173,695,583	P145,594,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P14,927,331**	P15,437,207
Notes payable	**11,272,395**	9,996,505
Current portion of long-term debt (Note 3)	**14,873,232**	12,742,537
Estimated land development costs	**276,301**	317,579
Income tax payable	**237,862**	136,717
Customers' deposits and other current liabilities	**1,791,746**	1,681,569
Total Current Liabilities	**43,378,867**	40,312,114
Estimated Liability for Aircraft Maintenance	**1,054,210**	950,207
Long-term Debt - net of current portion (Note 3)	**57,234,453**	33,242,862
Due to Affiliated Companies and Other Liabilities	**4,868,277**	4,976,613
Deferred Credits	**493,377**	381,873
Total Liabilities	**107,029,184**	79,863,669
Minority Interest in Consolidated Subsidiaries	**9,675,193**	10,048,620
Stockholders' Equity	**56,991,206**	55,682,521
	P173,695,583	P145,594,810

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Quarters Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
REVENUES				
Foods	P5,543,606	P4,740,772	P11,603,334	P10,282,585
Telecommunications	1,830,774	1,425,317	3,121,669	2,976,937
Air transportation	1,497,222	1,183,589	2,879,581	2,370.474
Real estate and hotels	1,017,968	888,400	1,944,523	1,667,690
Petrochemicals	1,973,279	1,318,565	3,397,964	2,096,538
Textiles and other supplementary businesses	662,322	783,679	1,313,896	1,367,834
Equity in net earnings of associates	222,207	263,804	429,976	428,473
Interest, investment and other income	832,026	1,054,824	1,686,249	2,196,698
	13,579,404	11,658,950	26,377,192	23,387,229
COST AND EXPENSES				
Cost of sales and services	8,633,828	5,939,070	16,367,949	12,656,196
Operating and other expenses	3,315,887	3,343,654	6,542,404	6,049,357
Interest expense	1,343,712	1,311,755	2,355,227	2,677,581
	13,293,427	10,594,479	25,265,580	21,383,134
NET OPERATING INCOME	285,977	1,064,471	1,111,612	2,004,095
OTHER INCOME (EXPENSES) - net	429,131	(58,792)	562,559	(150,934)
INCOME BEFORE PROVISION FOR INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	715,108	1,005,679	1,674,171	1,853,161
PROVISION FOR INCOME TAX	13,441	200,233	86,052	401,535
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	701,667	805,446	1,588,119	1,451,626
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	(99,945)	87,765	(134,323)	143,839
NET INCOME	P801,612	P717,681	P1,722,442	P1,307,787
Earnings Per Share (Note 4)	P0.10	P0.11	P0.25	P0.19

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands Except Per Share Amounts)

	Six Months Ended June 30	
	2003	2002
Capital stock - P1 par value		
Authorized - 14,850,800,000 shares		
Issued - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**992,464**	508,831
Retained earnings		
Beginning	**42,652,458**	40,498,892
Effect of adoption of SFAS/IAS 38 (Note 1)	**(511,298)**	-
As restated	**42,141,160**	40,498,892
Net income	**1,722,442**	1,307,787
End	**43,863,602**	41,806,679
Treasury stock -at cost	**(721,848)**	(721,848)
	P56,991,206	P54,450,650

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Six Months Ended June 30	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income (loss) of subsidiaries	P1,588,119	P1,451,626
Adjustments for:		
Depreciation and amortization	3,329,828	2,868,312
Interest expense	2,355,227	2,677,581
Interest income	(1,134,055)	(1,942,696)
Provision for doubtful accounts	209,604	106,694
Equity in net earnings of associates	(429,976)	(428,473)
Operating income before working capital changes	5,918,747	4,733,044
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	27,216	(780,787)
Inventories	(1,283,641)	(305,079)
Other current assets	(565,423)	(386,644)
Other assets	269,297	161,330
Increase (decrease) in:		
Accounts payable and accrued expenses	(1,410,392)	3,135,317
Income tax payable	101,146	(86,779)
Customers' deposits and other current liabilities	110,177	121,903
Estimated liability for aircraft maintenance	104,003	95,752
Net cash generated from operations	3,271,130	6,688,057
Interest received	912,239	1,429,851
Interest paid	(1,454,711)	(2,238,425)
Net cash provided by operating activities	2,728,658	5,879,483
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	(6,366,868)	(1,313,797)
Investments in associates and advances	226,165	907,678
Property, plant and equipment	(5,395,633)	(4,653,518)
Investments in real properties	(1,013,611)	(806,925)
Increase (decrease) in deferred credits	111,504	(204,627)
Net cash used in investing activities	(12,438,443)	(6,071,189)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	1,275,890	2,070,682
Long-term debt	26,019,797	(606,942
Due to affiliated companies and other liabilities	(108,336)	166,604
Minority interest in consolidated subsidiaries	(2,745)	(1,324,754
Net cash provided by financing activities	27,184,606	305,590
NET INCREASE IN CASH AND CASH EQUIVALENTS	P17,474,821	P113,884
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,059,424	3,463,649
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P25,534,245	P3,577,533

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

The Group adopted Statement of Financial Accounting Standards (SFAS) 38/ International Accounting Standards 38, "Intangible Assets", effective January 1, 2003.

SFAS/IAS38, "Intangible Assets" establishes the criteria for the recognition and measurement of intangible assets. Intangible assetsthat are recognized should be amortized over the best estimates of the useful lives with a rebuttable assumption that the useful life is 20 years or less. The standard also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Group adjusted retroactively its retained earnings to reflect the effect of the adoption of SFAS/IAS38.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended June 30, 2003 and 2002 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2003	2002
Foods		
Universal Robina Corporation and Subsidiaries	**88.72**	84.18
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**92.03**	88.00
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.91**	50.24
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2003	2002
Petrochemicals		
JG Summit Petrochemical Corporation	**80.00**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Cambridge Electronics Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

This account consists of:	**June 30, 2003 (Unaudited)**	December 31, 2002 (Audited)
Finished Goods	**P2,081,269**	P1,640,309
Work in process	**413,231**	378,343
Raw materials	**2,658,411**	1,967,597
Spare parts, packaging materials and other supplies	**2,476,911**	2,446,130
Poultry and hog breeder stock, market stock and by-products	**508,956**	517,646
Subdivision land and condominium and residential units for sale	**946,487**	864,714
Materials in transit	**1,165,398**	1,141,216
	10,250,662	8,955,956
Less allowance for inventory obsolescence	**102,937**	91,873
	P10,147,724	P8,864,083

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	P 3,171,253	P -
Philippine Peso:		
Borrowing from a local bank	1,000,000	-
Long-term commercial paper maturing up to 2003; interest payable quarterly at the rate agreed upon with the creditors	-	1,500,000
	4,171,253	1,500,000
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	13,052,080	13,057,207
Supplier's credit payable quarterly at interest rate of 1.5% over 90-day LIBOR	548,395	201,254
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	5,185,693	5,482,446
US$200 million 8.375% Notes Due 2004	4,163,209	4,142,362
US$100 million 8 3/8% Notes Due 2006	2,826,378	2,789,627
US$ 50 million Term Loan Facility Due 2006, put 04	2,676,100	2,662,700
US$ 52.3 million Floating Rate Note Due 2006	2,799,201	2,785,184
US$ 100 million 9.25% Notes Due 2006	5,352,200	5,325,400
US$ 300 million 8.25% Notes Due 2008	16,056,600	-
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	6,700,500	-
Various borrowings from banks with maturities from 2001 to 2005, at interest rates of 1.5% to 2% over 180-day LIBOR	1,603,847	2,331,436
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis	1,633,166	1,349,107
Minimum capacity purchase agreement	805,170	798,810
	63,402,539	40,925,533
Philippine Pesos:		
Capital lease obligation	2,461,585	2,483,408
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	72,308	76,458
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	1,000,000	1,000,000
Borrowing from a local bank	1,000,000	-
	4,533,893	3,559,866
	72,107,685	45,985,399
Less current portion	14,873,232	12,742,537
	P 57,234,453	P 33,242,862

The exchange rate used to restate the foreign currency denominated long-term borrowings as of June 30, 2003 was P53.522:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P53.604:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of June 30, 2003 and 2002:

	Quarters Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Net income	**P 801,612**	P 717,681	**P 1,722,442**	P 1,307,787
Add interest expense on convertible bonds	**38,918**	183,158	**93,315**	273,518
Net income applicable to common stock	**P 840,530**	P 900,839	**P 1,815,757**	P 1,581,305
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	**214,748,992**	214,748,992	**214,748,992**	214,748,992
Common and potential common shares from assumed conversion	**7,011,940,649**	7,011,940,649	**7,011,940,649**	7,011,940,649
Earnings per share				
Basic	**P 0.12**	P 0.11	**P 0.25**	P 0.19
Diluted	**P 0.12**	P 0.13	**P 0.26**	P 0.23

As of June 30, 2003 and 2002 the assumed conversion of convertible bonds is anti-dilutive.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of June 30 is summarized as follows:

	REVENUES		EXPENSES	
	2003	2002	**2003**	2002
Food, agro-industrial and commodities	**P 11,603,334**	P 10,282,585	**P 10,746,221**	P 9,677,508
Telecommunications	**3,121,669**	2,976,937	**3,360,536**	2,943,281
Petrochemicals	**3,397,964**	2,096,538	**3,445,636**	2,464,504
Air transportation	**2,879,581**	2,370,474	**2,904,548**	2,044,946
Real estate & hotels	**1,944,523**	1,667,690	**1,565,635**	1,270,850
Textiles and other supplementary business	**1,313,896**	1,367,834	**1,342,902**	1,462,352
Parent/International, capital and financial services	**2,116,225**	2,625,171	**1,289,272**	2,216,001
	P 26,377,192	P 23,387,229	**P 24,654,750**	P 22,079,442

	NET INCOME		TOTAL ASSETS	
	2003	2002	2003	2002
Food, agro-industrial and commodities	P 857,113	P 605,077	P 42,680,983	P 35,645,783
Telecommunications	(238,867)	33,656	41,939,492	35,930,478
Petrochemicals	(47,672)	(367,966)	11,510,370	11,079,477
Air transportation	(24,967)	325,528	4,170,100	4,124,757
Real estate & hotels	378,888	396,840	19,545,685	18,992,381
Textiles and other supplementary business	(29,006)	(94,518)	5,203,698	4,922,264
Parent/International, capital and financial services	826,953	409,170	48,645,255	34,706,694
	P 1,722,442	P 1,307,787	P173,695,583	P 145,401,834

	LIABILITIES		NET ASSETS	
	2003	2002	2003	2002
Food, agro-industrial and commodities	P 24,285,119	P 19,647,542	P 18,395,864	P 15,998,241
Telecommunications	36,679,008	30,192,300	5,260,484	5,738,178
Petrochemicals	11,684,590	10,670,873	(174,220)	408,604
Air transportation	3,789,404	3,705,592	380,696	419,165
Real estate & hotels	8,807,342	9,208,237	10,738,343	9,784,144
Textiles and other supplementary business	3,337,259	2,960,809	1,866,439	1,961,455
Parent/International, capital and financial services	28,121,655	14,565,831	20,523,600	20,140,863
	P116,704,377	P 90,951,184	P 56,991,206	P 54,450,650

6. APPROPRIATIONS

In April 2003, the Parent Company's Board of Directors, approved to appropriate P8.0 billion from its unrestricted retained earnings for the appropriation for various bonds of wholly owned subsidiaries.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF JUNE 30, 2003
(IN THOUSAND PESOS)

<u>**Schedule I**</u>

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	3,514,753	3,257,386	257,367	-

<u>**Schedule II**</u>

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
NET TRADE RECEIVABLES	6,541,848	5,555,863	985,985	-
NON-TRADE RECEIVABLES				
Finance receivables	2,068,066	2,068,066		
Others	5,738,035	3,300,940	2,437,095	
	7,806,101	5,369,006	2,437,095	-
	14,347,949	10,924,869	3,423,080	-